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                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

IMPORTANT INFORMATION

The communications included in this filing are not solicitations of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor are these communications an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

The content of the communications included in this filing may contain forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company, and the impact of the proposed transaction on shareholders of Onyx and Pivotal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal


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Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business, and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this filing. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events

                                       ***

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 [The following communication is posted on Onyx Software Corporation's website]


                                   PUBLIC Q&A

      ANNOUNCEMENT HIGHLIGHTS

      Q: WHAT DID ONYX ANNOUNCE?

      On November 12, 2003 Onyx announced an unsolicited proposal to acquire Pivotal Corporation.

      Q: WHY DID ONYX DECIDE TO ACQUIRE PIVOTAL?

      Acquiring Pivotal increases our strong leadership in the CRM mid-market and we believe it will accelerate our profitable growth. After the acquisition Onyx will be the second largest pure-play CRM company with 2,600 customers and over $110 million in annual revenues. In addition, we believe that our proposal, which represents a 26% premium over the existing offer, is a better alternative for Pivotal's shareholders and customers.

      Q: WHAT ARE THE TERMS OF THE OFFER?

      Under the terms of the proposal, Onyx would exchange 0.475 shares of Onyx Software common stock for each common share of Pivotal Corporation. Based on the closing price of Onyx common stock on November 11, 2003 of $4.73, this proposal equates to $2.25 for each share of Pivotal common stock, or a 26% premium over the existing offer to Pivotal shareholders. Additionally, the transaction would be structured to enable Pivotal shareholders to defer tax on the transaction until they ultimately dispose of their shares of Onyx common stock.

      Q: WHAT IS THE TIMING OF THE OFFER?

      Onyx would propose an aggressive closing timeline in order to combine our respective companies as quickly as practical.

      Q: HOW LONG WILL THE OFFER REMAIN OPEN?

      We have asked the Pivotal Board of Directors to respond to our proposal by Friday, November 14(th) at 2:00 pm Pacific Standard Time.

      Q: WILL YOUR OFFER BE SUBJECT TO ANY CONDITIONS?

      Our proposal is conditioned on the termination of the Talisma agreement prior to the closing of that transaction and the execution of a definitive agreement between Pivotal and Onyx. In addition, the offer will be subject to regulatory requirements of the United States Securities and Exchange Commission and the Nasdaq National Market.

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      Q: HOW DOES THE ONYX OFFER COMPARE TO THE RECENTLY ANNOUNCED OFFER FROM
OAK INVESTMENT PARTNERS?


      We believe the Onyx proposal is superior for Pivotal shareholders and customers for the following reasons:

- Our proposal is 26 percent higher than the existing offer, based on the closing price of Onyx stock on November 11, 2003.

- Our offer gives Pivotal shareholders a similar investment vehicle -- stock in a CRM vendor -- with a significant potential upside.

- The Onyx-Pivotal combination would be larger than the proposed Pivotal-Talisma entity and allow for economies of scale

- We believe that Onyx has a better operational profile than Pivotal or Talisma: a more experienced and stable management team, strong financial leadership and performance, and industry-respected technology leadership.

      ABOUT THE BUSINESS COMBINATION

      Q: HOW WILL THE COMBINED COMPANIES BE POSITIONED IN THE MARKET?

      Acquiring Pivotal increases our leadership in the CRM mid-market. The combined entity will have over 2600 customers and more than $110 million in revenues, making it the second largest pure play CRM vendor behind Siebel. In addition, a combined Onyx-Pivotal organization would have strength in key market segments such as financial services, healthcare, government, and technology.

      Q: HOW MUCH OVERLAP EXISTS BETWEEN ONYX'S MARKET FOCUS AND PIVOTAL'S MARKET FOCUS?

      Although Onyx and Pivotal compete in the same general market (mid-market
CRM), we overlap slightly. Onyx focused on the mid-market and up into enterprise size customers while Pivotal focuses on the mid-market and below.

      Q: HOW MANY EMPLOYEES WILL BE IN THE COMBINED COMPANY?

      Following completion of the acquisition a more detailed staffing plan will be developed that takes into consideration the operations of both companies. Onyx would expect to increase investments in strategic sales, marketing and R&D initiatives while reducing the combined companies' G&A expenses.

      Q: WHAT NAME WILL THE COMBINED COMPANY OPERATE UNDER?


      The combined entity will operate under the Onyx Software brand and be headquartered in Bellevue, Washington.

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      FOR PIVOTAL CUSTOMERS

      Q: WHAT IMPACT DOES THE MERGER HAVE ON PIVOTAL CUSTOMERS?

      Onyx has a heritage of outstanding customer support, the industry's highest customer satisfaction ratings, and a self-confessed obsession for helping our customers experience CRM success. This means that the investment Pivotal customers have made in CRM will be shepherded by a company with a long-term commitment to the CRM industry and a domain expertise relevant to their business needs.

      Q: WHAT WILL HAPPEN TO THE PIVOTAL PRODUCT LINE?

      Onyx will continue to provide support for Pivotal's product line after the acquisition. We have a heritage of outstanding customer support, and extending that satisfaction to Pivotal's customers will be the driver in ongoing product related decisions..

      Q: WILL PIVOTAL CUSTOMERS BE FORCED TO MIGRATE TO ONYX?


      No. Onyx intends to support the Pivotal product line, although we believe that Pivotal customers who require an Internet-architected solution will find that Onyx is ahead of the technology curve with a solution TODAY that exceeds the functionality of client-server CRM offerings. We intend to create integration packages between the products.

      ABOUT ONYX

      Q: WHAT IS THE HISTORY OF ONYX?

      Onyx was founded in 1994 and was the first CRM vendor to provide an integrated suite of marketing, sales and service solutions. In addition to the core CRM platform, Onyx stable of offerings includes solutions for partner relationship management, online collaboration, contact centers, and business intelligence. Onyx provides a robust, enterprise strength application with that is both scalable and flexible enough to accommodate the unique business requirements of each of its customers, yet does so in a manner that allows for rapid deployment and low TCO. The average implementation time for Onyx is 16 weeks, and we believe that the implementation costs for Onyx are one third that of the leading competitor.

      Onyx has a strong legacy of mid-market leadership, and has been consistently recognized for maintaining high levels of satisfaction within its customer base. In fact, in a recent survey by Peerstone Research, 91% of Onyx customers indicated that if they had to start all over with their CRM project, they would once again choose Onyx. In 2003 alone, Onyx was recognized for its leadership in mid-market CRM by Gartner and was named the #1 mid-market CRM vendor by CRM Magazine.

      Onyx also has a reputation for technology innovation. Onyx was one of the first CRM vendors to re-architect its application to a true, 3-tier, Internet architecture, and as

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a result our current application exceeds the feature set delivered by our previous client server application. More than 65% of our customers have migrated to a web-based version of Onyx. Today Onyx CRM is delivered via a 4(th) generation web-based platform that is completely web services enabled, making it easier to deploy, manage, customize and integrate with other IT systems.

      Nearly 1,000 companies in 50 different industries have licensed Onyx software to date. Onyx is particularly strong in financial services, where 5 of the top 6 asset management firms in the world utilize Onyx, including State Street, Dreyfus, and Strong Capital. Onyx also has a leading presence in healthcare, with customers like Regence, UPMC, HealthNow, and VHA. In the Government Sector, Onyx is one of the top three providers of solutions to local governments in the United Kingdom and has an emerging presence at the state level in the US. More than 150 technology companies use Onyx, and global organizations like Starbucks, Amway, American Express, Microsoft, NTL, and Airborne Express have chosen Onyx.

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 [The following communication is posted on Onyx Software Corporation's website]


                                 (ONYX GRAPHIC)

      OPEN LETTER TO PIVOTAL CUSTOMERS

      As you may know, Onyx Software has a legacy of outstanding customer support, the industry's highest customer satisfaction ratings, and a self-confessed obsession for helping our customers experience CRM success. On becoming a member of the Onyx family, I pledge to you that our very first initiative will be to aggressively engage with you to see how we can drive even more value into your existing CRM investment. When we submitted our proposal to acquire Pivotal, we considered Pivotal's customer to be its biggest asset. As an Onyx customer, be assured that you will receive all the consideration and care that's been at the core of Onyx for nearly a decade.

Brent Frei

CEO, Onyx Software

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      [The following communication was sent to industry anaysts via email]

      Greetings,

      This morning Onyx submitted an unsolicited bid to acquire Pivotal at a 26% premium over the existing offer from Talisma, as financed by Oak Investment Partners. We made this proposal because we believe the time is right to consolidate the CRM midmarket and we believe Onyx can leverage Pivotal's assets better than anyone else in this space.

      The offer further demonstrates our commitment to serving the CRM mid-market and, if accepted, we believe it would accelerate our profitable growth. We firmly believe that this is a superior proposal for Pivotal's shareholders and customers as the combined company would be the second largest independent CRM company with over 2600 customers, more than $110 million in annual revenues and significant geographic coverage.

      The combination clearly makes a lot of sense. Onyx and Pivotal both understand the midmarket and its desire for more than the generic functionality of low-end solutions and fear of complex, costly-to-implement software. We share a legacy of development on the Microsoft platform. We both sell broadly to a variety of industries, yet we also each have dedicated efforts to focus on specific verticals.

      In addition, we see this as a tremendous opportunity for Pivotal customers.

      - The investment Pivotal customers have made in CRM will be shepherded by a company with a long-term commitment to the CRM midmarket.

      - Onyx has a legacy of providing superior customer service, and we are consistently at the top of independent surveys for customer satisfaction.

      - We have a fourth-generation Internet platform that TODAY exceeds the functionality of our client-server product line. Pivotal customers may leverage that capability immediately.

      I want to make sure that you are able to connect personally with one of our executives to discuss this exciting news. Please contact Dan Reidy of our PR agency (contact info below), who can arrange some time.

         Dan Reidy, Principal

         Reidy Communications

         dan@reidycommunications.com

         O-415-482-8650/M-415-497-3109

         F-415-532-2521


         Regards,

         Patrick Angelel

         Vice President Marketing

         Onyx Software

      This document is neither an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement or proxy statement/prospectus. Investors and security holders are strongly advised to read such document regarding the proposed offer referred to in this press release, if and when such document is filed and becomes available, because it will contain important information. Any such exchange offer statement or proxy statement/prospectus would be filed by Onyx with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of the exchange offer statement or proxy statement/prospectus (if and when filed and available) and other relevant documents on the SEC's web site at: www.sec.gov. Any such exchange offer statement or proxy statement/prospectus and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060.

FORWARD-LOOKING STATEMENT

This document contains forward-looking statements, including statements about the merits of the Onyx proposal relative to the existing Talisma offer, the anticipated economic performance of Onyx and Pivotal as a combined company and the impact of the proposed transaction on shareholders of Onyx and Pivotal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business, and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this release. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.